Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2010	2009	2008	2007	2006
Income before income taxes	$1,749,562	$1,601,760	$992,848	$1,289,300	$762,085
Fixed charges	156,795	159,485	127,917	109,266	98,045

Total earnings	$1,906,357	$1,761,245	$1,120,765	$1,398,566	$860,130

Interest charged to expense	$105,060	$105,843	$80,289	$68,878	$63,141
One-third of rent expense	51,735	53,642	47,628	40,388	34,904

Total fixed charges	$156,795	$159,485	$127,917	$109,266	$98,045

Ratio of earnings to fixed charges (1)(2)	12.2x	11.0x	8.8x	12.8x	8.8x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses, and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.